June 25, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4561

Attention:	Gary Todd
Andri Boerman

Re:	Atmel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 000-19032

Ladies and Gentlemen:

Atmel Corporation (“Atmel” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 11, 2013, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) filed with the Commission on February 26, 2013.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the fiscal year ended December 31, 2012

Item 8. Financial Statements

Note 3. Business Combinations, page 61

1.    With respect to the Ozmo acquisition, in future filings please describe the factors leading to a purchase price resulting in goodwill. Please also describe how you determined the fair value of the earn-out recorded and disclose the amount of acquisition costs incurred and expensed in connection with the transaction. Refer to FASB ASC 805-10-50 and FASB ASC 805-30-50.

The Company acquired Ozmo, Inc. (“Ozmo”) principally for its WiFi technologies and engineering teams. Management believed that the acquisition of Ozmo would enable the Company to offer complementary products, enhance the Company's existing product portfolio through the integration of Ozmo-developed technologies, and potentially accelerate time-to-market for the Company's wireless products. Prior to the acquisition, Ozmo assets consisted principally of approximately 50 employees, patents, and other intellectual property assets related to the development of its WiFi technologies. Ozmo historical revenues for 2011 and 2012 were approximately $4 million and $2 million, respectively. Ozmo, therefore, qualified as a business under ASC 805.

The total purchase price ($64.4 million) exceeded the estimated fair value of Ozmo's intangible assets ($15.4 million) and net tangible assets ($2.8 million). The Company's determination of estimated fair value was corroborated by a third-party valuation. As part of the purchase price allocation, the Company allocated $46.2 million of the purchase price to goodwill. The goodwill balance of $46.2 million was reduced by $11.2 million related to deferred tax assets created as a result of net operating losses generated by Ozmo prior to the acquisition. In response to the Staff's comments, the Company will expand its disclosure in future filings to describe the primary reason for the acquisition and the principal factors contributing to the recognition of goodwill in accordance with ASC 805.

The Ozmo acquisition included an earn-out mechanism. The Company is required to pay additional cash consideration to former Ozmo shareholders if the revenue derived from Ozmo products exceeds specified targets. Earn-out payments attributable to Ozmo-derived product sales are capped, which, using an income approach based on a probability-weighted forecast for 2013 and 2014 Ozmo revenue (discounted by an expected rate of return of 17%), led to a fair value provision of $1.9 million in respect of that potential earn-out obligation.

Acquisition costs for this transaction were not significant (less than $0.2 million) and were expensed in SG&A as incurred.

Note 16. Restructuring Charges, page 88

2.    We note that you recorded employee termination costs of $23.5 million and $21.7 million in 2012 and 2011, respectively. We also note you recorded $42.4 million in employee termination costs in the quarterly period ended March 31, 2013. Please help us better understand your disclosure and accounting by responding to the following:

•	Please describe to us the terms and conditions of the termination payments, including any required continuing service;

•	Tell us how you determined the appropriate timing for recording the termination liabilities, including how you applied the guidance from FASB Topic 420 in reaching your conclusion;

•	Please explain to us when you began formulating the workforce reduction plan for each accrual of employee termination costs in 2013, 2012 and 2011; and,

•
Explain to us the facts and circumstances leading to each significant charge for employee termination activities and identify the expected completion dates of each action. Clarify for us how your business will be different upon completion of each restructuring action.

For guidance refer to FASB ASC 420-10-50-1 and SAB Topic 5-P4. Also, please expand your disclosure in future filings to address the substance of our concerns.

2011 Restructuring Charges

Restructuring charges recorded in 2011 were related to workforce reductions at the Company's subsidiary in Rousset, France (“Rousset”). The reductions were part of an operational restructuring intended to reflect changes to, and significant deterioration in, Rousset's ASICs business and to improve competitiveness.

In connection with formulating the workforce-reduction plan, during the first quarter of 2011, Rousset confidentially negotiated and developed a “social plan” in coordination and consultation with the local Works Council, subject to French law. The social plan set forth general parameters, terms and benefits for employee dismissals, both voluntary and involuntary. The local Works Council provided its opinion regarding the social plan in February 2011. The social plan identified job functions affected (e.g., ASIC-related functions, Probe, Business Operations functions, Warehouse functions, Central Engineering, Finance, Quality support, Human Resources, IT, Sales, and Marketing), the location of the dismissals (Rousset), and other matters related to the transition process for affected employees. Severance parameters for the site were based generally on each affected employee's seniority, social criteria, and professional skills, and were delimited by a statutory minimum based on French legal requirements and a company-imposed cap.

The restructuring liability for this workforce reduction was recorded in the first quarter of 2011 in accordance with ASC 420, consistent with management's approval and commitment to the restructuring plan in the first quarter of 2011 and the communication of those plan details to affected employees within that quarter. The restructuring plan identified the number of employees to be terminated, their job classification or function, their location and the date that the plan was expected to be completed. The plan established the terms of the benefit arrangement in sufficient detail to enable the employees to determine the type and amount of benefits that they would receive if they were involuntarily terminated, and the actions required to complete the plan indicated it was unlikely that significant changes to the plan would be made after employee communication. All affected employees have ceased active service. There were no significant changes to the plan and no material modifications or changes to the plan after implementation began. The restructuring charges recorded in 2011 related to the Rousset social plan were $21.7 million.

The Company recorded the severance amount as a restructuring liability in the first quarter of 2011 based on the amount the employees were entitled to receive regardless of whether they were to leave subsequent to notification or were required to provide services beyond the minimum retention period, if applicable. For those employees providing continuing service after notification that their position was being eliminated (including during any applicable notice period), salaries were recorded as operating expenses as services were rendered.

2012 Restructuring Charges

Restructuring charges were recorded in the second and fourth quarters of 2012. The charge in the second quarter of 2012 related primarily to workforce reductions at the Company's subsidiary in Heilbronn, Germany (“Heilbronn”) and in the US. The charge in the fourth quarter of 2012 related primarily to workforce reductions in the US and at certain European and Asian subsidiaries.

Heilbronn

In connection with formulating a workforce-reduction plan in Heilbronn, initial discussions with the local Works Council began in the first quarter of 2012. The workforce reduction was intended to improve Heilbronn's operating efficiency, competitiveness and business profitability. The reduction plan negotiated with the local Works Council consisted of a Conciliation of Interests Agreement, a Social Plan, and a Transfer Agreement, and identified the affected job functions (e.g., Production, Global and Demand Planning, Finance, Procurement, Payroll, Quality, Legal, and IT).

The Company recorded the restructuring liability for Heilbronn in the second quarter of 2012 under ASC 712, consistent with management's approval and commitment to the restructuring plan in June 2012. The restructuring plan identified the number of employees to be terminated, their job classification and function, their location and the date that the plan was expected to be completed. The Company had a substantive plan in place, for purposes of ASC 712, based on the fact that the termination benefits to be paid to the Heilbronn employees were similar to the termination benefits historically paid by the Company's foreign subsidiaries, thereby enabling employees to determine the type and amount of benefits they would receive if they were involuntarily terminated. Furthermore, the actions required to complete the plan indicated it was unlikely that significant changes to the plan would be made after being implemented. The restructuring charges recorded in 2012 related to Heilbronn were $8.5 million.

The restructuring liability represented the Company's obligation related to the employees' rights to receive compensation attributable to services already rendered, which rights had already vested or accumulated. Due to the fact that management had approved and committed to the restructuring plan and based on historical experience, payment of the severance was probable and the amount was reasonably estimated. The Company estimated the severance amount based on the employees' length of service and on historical workforce reduction experience.

The Company anticipates all affected employees will cease active service on or before the end of the fourth quarter of 2013. There were no significant changes to the plan and no material modifications or changes were made after implementation began.

Severance parameters were based generally on each employee's seniority, social criteria, and a minimum amount. Affected employees received payments based on these factors, subject to a cap, which was consistent with historical workforce reduction experience.

For those employees providing continuing service after notification that their position was being eliminated (including during any applicable notice period), salaries were recorded as operating expenses as services were rendered.

US and other locations

With respect to the restructuring charge recorded in the second quarter of 2012, the Company started formulating the underlying restructuring plan during the second quarter. With respect to the restructuring charge recorded in the fourth quarter of 2012, the Company started formulating the underlying restructuring plan during the third quarter. These workforce reductions were designed to further align the Company's global operating expenses with macroeconomic conditions and revenue outlooks, and to improve operational efficiency, competitiveness and business profitability.

The Company recorded the restructuring liabilities for the US and other locations in the second and fourth quarters of 2012 under ASC 712, consistent with management's approval and commitment to the restructuring plans in those respective quarters. The restructuring plan identified the number of employees to be terminated, their job classification and function, their location and the date that the plan was expected to be completed. The Company had a substantive plan in place, for purposes of ASC 712, based on the fact that the termination benefits to be paid to these employees were similar to the termination benefits historically paid by the Company, thereby enabling the employees to determine the type and amount of benefits they would receive if they were involuntarily terminated. Furthermore, the actions required to complete the plan indicated it was unlikely that significant changes to the plan would be made. The restructuring charges recorded in 2012 related to US and other locations were $14.1 million.

The restructuring liability represented the Company's obligation related to the employees' rights to receive compensation attributable to services already rendered, which rights had already vested or accumulated. Due to the fact that management had approved and committed to the restructuring plan and based on historical experience, payment of the severance was probable and the amount was reasonably estimated. The Company estimated the severance amount based on the employees' length of service and the Company's historical workforce reduction experience.

All employees have ceased active service for the plan implemented in the second quarter of 2012. The Company anticipates all affected employees will cease active service on or before the end of the third quarter of 2013 for the plan implemented in the fourth quarter of 2012. There were no significant changes to the plans and no material modifications or changes were made after implementation began.

Generally, severance arrangements were based on an employee's number of years of service and any applicable statutory minimum based on local legal requirements. Affected employees received payments based on multiple factors, including seniority, which in some locations was subject to a cap.

For those employees providing continuing service after notification that their position was being eliminated (including during any applicable notice period), salaries were recorded as operating expenses as services were rendered.

First Quarter of 2013 Restructuring Charges

Restructuring charges recorded in the first quarter of 2013 were primarily related to workforce reductions in Rousset, at the Company's subsidiary in Nantes, France (“Nantes”), and in Heilbronn.

Rousset and Nantes

In 2013, each of Rousset and Nantes restructured operations to further align operating expenses with macroeconomic conditions and revenue outlooks, and to improve operational efficiency, competitiveness and business profitability.

In connection with formulating this restructuring plan, during the first quarter of 2013, Rousset and Nantes each confidentially negotiated and developed “social plans” in coordination and consultation with their respective local Works Councils, subject to French law; these social plans set forth general parameters, terms and benefits for employee dismissals, both voluntary and involuntary. The social plans identified job functions affected (e.g., functions in the Microcontroller group, the Aerospace group, the RF and Automotive group, Central Engineering, Finance, Human Resources, IT, Manufacturing, and Quality) and other matters related to the transition process for affected employees. Severance parameters for each site were based generally on each affected employee's seniority, social criteria, professional skills, and were delimited by a statutory minimum based on French legal requirements and a company-imposed cap.

The Company recorded the restructuring liabilities for Rousset and Nantes in the first quarter of 2013 under ASC 712, consistent with management's approval and commitment to the restructuring plans in the quarter. The restructuring plan identified the number of employees to be terminated, their job classification and function, their location and the date that the plan was expected to be completed. The Company had a substantive plan in place, for purposes of ASC 712, based on the fact that the termination benefits to be paid to the Rousset and Nantes employees were similar to the termination benefits historically paid by Rousset and Nantes, thereby enabling the employees to determine the type and amount of benefits they would receive if they were involuntarily terminated. Furthermore, the actions required to complete the plan indicated it was unlikely that significant changes to the plan would be made. The restructuring charges recorded in Q1 2013 related to Rousset and Nantes were $26.6 million.

The restructuring liability represented the Company's obligation related to the employees' rights to receive compensation attributable to services already rendered, which rights had already vested or accumulated. Due to the fact that management had approved and committed to the restructuring plan and based on the Company's historical experience, payment of the severance was probable and the amount was reasonably estimated. The severance amount was determined based on the Company's historical practices.

Affected employees received payments based on multiple factors, including seniority, subject to a cap that was based on a formula similar to that included in the 2011 social plan in Rousset.

The Company anticipates all affected employees will cease active service on or before the end of the first quarter of 2014 for Rousset and the end of the second quarter of 2014 for Nantes. The Company is not expecting significant changes to the plan or material modifications or changes after implementation.

For those employees providing continuing service after notification that their position was being eliminated (including during any applicable notice period), salaries will be recorded as operating expenses as services are rendered.

Heilbronn

In 2013, Heilbronn, and a related site in Ulm, Germany, restructured operations to further align operating expenses with macroeconomic conditions and revenue outlooks, and to improve operational efficiency, competitiveness and business profitability.

In connection with formulating this restructuring plan, initial discussions with local Works Councils in Heilbronn and Ulm began in the first quarter of 2013.

Heilbronn negotiated and developed a Conciliation of Interest Agreement, a Transfer Agreement, and a Social Plan setting forth general parameters, terms and benefits for employee dismissals, both voluntary and involuntary, in coordination and consultation with the local Heilbronn and Ulm Works Councils, subject to German legal obligations. The Social Plan identified job functions affected (e.g., Quality, Central Engineering, IT, Marketing and RFA Business Unit), location (Heilbronn or Ulm) and other matters related to the transition process for affected employees.

The Company recorded the restructuring liabilities for Heilbronn in the first quarter of 2013 under ASC 712, consistent with management's approval and commitment to the restructuring plan in the quarter. The restructuring plan identified the number of employees to be terminated, their job classification and function, their location and the date that the plan was expected to be completed. The Company had a substantive plan in place, for purposes of ASC 712, based on the fact that termination benefits to be paid to the Heilbronn employees were similar to the termination benefits historically paid by Heilbronn, thereby enabling the employees to determine the type and amount of benefits they would receive if they were involuntarily terminated. Furthermore, the nature of the actions required to complete the plan indicated it was unlikely that significant changes to the plan would be made. The restructuring charges recorded in Q1 2013 related to Heilbronn were $15.6 million.

The restructuring liability represented the Company's obligation related to the employees' rights to receive compensation attributable to services already rendered, which rights had already vested or accumulated. Due to the fact that management had approved and committed to the restructuring plan and based on Heilbronn's historical experience, payment of the severance was probable and the amount was reasonably estimated. The Company estimated the severance amount based on the employees' length of service and the Company's historical workforce reduction experience.

Severance parameters were based generally on each employee's seniority, social criteria, and a minimum amount, as agreed with the Works Councils. Affected employees are to receive payments based on these factors, subject to a cap, which is based substantially on the formula used in connection with the 2012 restructuring plan in Heilbronn. The parameters for termination benefits were communicated to affected employees in sufficient detail to enable them to determine the type and amount of benefits they would receive if terminated voluntarily and involuntarily.

The Company anticipates all affected employees will cease active service on or before the end of the fourth quarter of 2014. The Company is not expecting significant changes to the plan or material modifications or changes after implementation.

For those employees providing continuing service after notification that their position was being eliminated (including during any applicable notice period), salaries will be recorded as operating expenses as services are rendered.

We respectfully advise the Staff that we will expand our disclosure in the quarterly report on Form 10-Q for the second quarter of 2013 to address the substance of the Staff's concerns.

3.    In future filings, please expand your MD&A disclosure about the restructuring charges to more fully consider the guidance from the question under SAB Topic 5-P4. Under the cited guidance, the expected effects on future earnings and cash flows resulting from an exit plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should identify the income statement line items to be impacted and, in later periods, address whether anticipated savings were achieved.

We respectfully advise the Staff that we will expand our MD&A disclosure in the quarterly report on Form 10-Q for the second quarter of 2013 to more fully consider the guidance under SAB Topic 5-P4.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *
Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
Please direct your questions or comments to myself at (408) 437-2046. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (408) 487-2517. Thank you for your assistance.

Sincerely,
ATMEL CORPORATION

/s/ Steve Skaggs
Steve Skaggs
Chief Financial Officer and Chief Accounting Officer

cc:	Scott Wornow, Sr. VP, CLO, Atmel Corporation
Larry Bello, KPMG